UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 25, 2018

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting held on October 25, 2018

On October 25, 2018, Pacific Drilling S.A. (the "Company") held an Extraordinary General Meeting of Shareholders, at which the following resolutions were approved:

1.

Acknowledgment of receipt of the special report of the board of directors of the Company (the “Report”), pursuant to article 420-26 (5) of the law of August 10, 1915 on commercial companies, as amended (the “Law”) authorizing the Board of the Company to: (i) withdraw or limit the preferential subscription right of the shareholders of the Company when increasing the Company’s share capital pursuant to the Company’s authorized capital in one or several issues with or without issue premium by contribution in kind or cash; and (ii) proceed to such issues without reserving to the shareholders a preferential right to subscribe to the capital being issued and resolving to approve the Report;

2.

Amendment of the existing authorized share capital of the Company for a period of five (5) years to increase the authorized share capital of the Company by an amount of seven billion four hundred fifty million United States Dollars (USD 7,450,000,000) from the current amount of fifty million United States Dollars (USD 50,000,000) to the amount of seven billion five hundred million United States Dollars (USD 7,500,000,000), and to expand, for the avoidance of doubt, the purpose of using the authorized capital from a capital increase to explicitly include, without limitation, shares issued under any equity rights offering, private placements or backstop fees;

3.	Amendment of articles 5.3 and 5.4 of the articles of association of the Company, which will henceforth read, as follows:

“5.3.The Board is authorized, for a period of five (5) years from October 25, 2018 without prejudice to any renewals, to:

(i)

increase the current share capital once or more up to seven billion five hundred million United States Dollars (USD 7,500,000,000) (such amount including the current share capital of the Company) by the issue of new shares having the same rights as the existing shares, or without any such issue;

(ii)

determine the conditions of any such capital increase including through contributions in cash or in kind, by the incorporation of reserves, issue/share premiums or retained earnings, with or without issue of new shares to current shareholders or third parties (non-shareholders) or following the issue of any instrument convertible into shares or any other instrument carrying an entitlement to, or the right to subscribe for, shares;

(iii)	limit or withdraw the shareholders’ preferential subscription rights to the new shares, if any, and determine the persons who are authorized to subscribe to the new shares; and

(iv)	record each share capital increase by way of a notarial deed and amend the share register accordingly.

5.4. Within the limits of article 5.3 of the Articles, the Board is expressly authorized to increase the Company’s share capital by incorporation of reserves, in cash or in kind, issue /share premiums or retained earnings and to issue the additional shares resulting from such capital increase, without limitation, to a beneficiary under any stock incentive plan as agreed by the Company, and under any equity rights offering, private placements or backstop fees.”

4.	Amendment of the rules regarding the convening notices of the shareholders’ meetings of the Company in line with the article 450-9 of the Law;

5.	Amendment of the article 11.2 (ii) of the articles of association of the Company, which will henceforth read, as follows:

“11.2. (ii) The notices for any ordinary General Meeting or extraordinary General Meeting shall contain the agenda, the hour and the place of the meeting and shall be sent to the registered shareholders at least eight (8) days before the General Meeting, without prejudice to other means of communication which need to be accepted on an individual basis by their addresses and to warrant notification.”

Notice of Extraordinary General Meeting to be held November 5, 2018

On October 26, 2018, we issued a press release announcing that the Company has provided a Notice of Extraordinary General Meeting of Shareholders and Proxy Statement (the “Notice”) to its shareholders of record as of September 28, 2018 for an Extraordinary General Meeting scheduled for November 5, 2018 (the “EGM”).  A copy of that release is attached to this report on Form 6-K as Exhibit 99.1.

A copy of the Notice is attached to this report on Form 6-K as Exhibit 99.2.   Also attached to this report on Form 6-K as Exhibit 99.3 are the proxy cards relating to the EGM.

The press release shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, unless the Company specifically incorporates the information by reference in a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

By filing this report on Form 6-K and furnishing this information, the Company makes no admission as to the materiality of any information contained in this report.  The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although the Company may do so from time to time as management believes is warranted.

The following exhibits are filed as part of this Form 6-K and are incorporated herein by reference:

Exhibit	Description

99.1	Press Release announcing a Notice of Extraordinary General Meeting of Shareholders
99.2	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.3	Extraordinary General Meeting Proxy Cards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	October 26, 2018	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary